January 17, 2013

VIA EDGAR TRANSMISSION

Andrew Mew Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-0405

Re:

Transportadora de Gas del Sur S.A.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 25, 2012
File No.  001-13396

Dear Mr. Mew,

Transportadora de Gas del Sur S.A. (the “Company” or “TGS”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 18, 2012, regarding the above-referenced filing.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our responses immediately following each comment.

1.

We note your disclosure that you “[periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.” We also note you have made “[estimates in connection with the tariff adjustments we expect we will have in the future” and no impairment loss had occurred as of issuance of the financial statements as of December 31, 2011 and also as of September 30, 2012 in Form 6-K filed on November 23, 2012. In this regard, the following events were noted in connection with your tariffs which could affect the value of your long-lived assets: (1) the inability to reach an agreement with the relevant regulatory agencies regarding your License renegotiation; (2) the related delay in receiving the 20% tariff revenue increase and (3) Resolution No. 1,982/11 which significantly increases the tariff charges applicable to you in 2012. Such events raise concern as to whether a potential impairment of your long-lived assets may exist under US GAAP. Please provide us and revise future disclosure to provide a comprehensive explanation of the key assumptions you have made in connection with your tariffs and any other significant events. Furthermore, please explain to us what consideration was given in your impairment evaluation to Argentina’s largest distribution company and your largest distribution customer, MetroGas. We note MetroGas is in the midst of a reorganization due to weakened financial results related to their own delays in obtaining tariff adjustments and recently announced it does not have enough funds to comply with the payments of certain commercial obligations.

The Company performed an impairment test on its property, plant and equipment based on the provisions of FASB Accounting Standards Codification (“ASC”) 360-10.  Under ASC 360, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from the asset are separately identifiable and less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

The Company considers each of its business segments to be a single cash generating unit.  Accordingly, the Company evaluates the carrying value of its long-lived assets on a segment-by-segment basis in December of each year.  In addition, TGS periodically evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Material assumptions used in impairment tests are evaluated and approved by management.  For the Gas Transportation segment, in order to project future cash flows, the Company makes certain assumptions regarding the level of regulated tariffs, the Company’s operating costs, including the impact of macroeconomic variables, such as the inflation rate and exchange rate, on such costs, and future capital expenditures.

In estimating future undiscounted cash flow for the Gas Transportation segment in December 2011, the Company’s assumptions regarding future tariff levels took into account certain assumptions regarding: (i) the nature, timing and modality of the Company’s tariff renegotiation process with the Argentine Government, (ii) the status of the Company’s negotiations with the Argentine Government in order to fulfill a renegotiation of its License, (iii) the status of the legal actions initiated by the Company in order to obtain the implementation of the tariff increase included in Presidential Decree

No. 1,918/09 (the “Decree”) and (iv) the expectations of management regarding the measures adopted by the Argentine Government to deal with the current economic situation of the licensee natural gas and electricity companies.  In particular, the Company assumed: (i) the implementation of the retroactive tariff increase approved by the Decree would occur by the end of 2012, for which the Company had received two favorable decisions from Argentine Courts and is waiting for the issuance of the new tariff schedule by Ente Nacional Regulador del Gas (“ENARGAS”), (ii) the enactment of the integral renegotiation agreement proposal (the “Renegotiation Agreement”) regarding its License, which was received in October 2011 from the UNIREN and accepted by TGS and (iii) a semi-annual tariff review mechanism that would permit the adjustment of tariffs to reflect movements in general cost indexes. With respect to Company’s largest distribution customer, Metrogas S.A. (“Metrogas”), the Company further considered: (a) the allowance for doubtful accounts in the amount of Ps. 27.2 million recognized in the Company’s 2011 consolidated balance sheet, which was the full amount of Metrogas receivables outstanding as at the date Metrogas filed for its reorganization process and has been included as an admissible credit in the above mentioned process, and (b) Metrogas’s payment history with the Company, including the fact that, as of the date of the Company’s preparation of its 2011 future cash flow estimates, Metrogas was making its payments with only a one-month delay, which did not have a material impact on TGS’ estimates.  Considering the most recent measures taken by the Argentine Government to improve cash flows of Metrogas and other natural gas distribution companies, such as the enactment of Resolution No. 2407/2012 by ENARGAS which allows natural gas distribution companies to charge to certain clients a fixed rate in order to finance specific infrastructure works and capital expenditures, management believes that delays announced by Metrogas will be temporary and will not materially impact in its Gas Transportation segment.

The Company also considered the impact on future cash flow of expected capital expenditures and operating costs according to the 2012 budget approved by the Board of Directors, which reflected the macroeconomic assumptions included in 2012 budget.

The Company notes the following developments in 2012 with respect to the above assumptions and considerations: (i) since June 2012, the legal proceedings regarding implementation of the Decree are ongoing at the National General Attorney’s Office, where they were referred by the Supreme Court of Justice for a prior intervention before the issuance of the Supreme Court’s ruling, (ii) in October 2012, in order to obtain implementation of the Renegotiation Agreement with UNIREN, the Company notified the UNIREN, the ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa Assets L.P. against the Argentine Republic before the International Centre for the Settlement of Investment Disputes (“ICSID”) and requested an order of the appropriate administrative proceedings before the Ministry of Federal Planning, Public Investment and Service (“MPFIPyS”), which included an Integral Tariff Review (“RTI”); in the Company’s future cash flow estimates RTI was considered to be applied from 2014, every five years in order to gradually adjust tariffs to reflect the total cost of service provision including a reasonable return on investment, and (iii) on September 26, 2012, Metrogas announced its decision to extend the terms of payments of its obligations with suppliers and transporters of natural gas with maturity dates in September and October 2012. Management does not believe that there would be a risk of default on the balance due and unpaid by Metrogas that is not included in the reorganization process, which was Ps. 22.1 million as of September 30, 2012. Accordingly, the allowance for doubtful accounts remains at Ps. 27.2 million as of September 30, 2012, which was the amount of such provision as of December 31, 2011. Note 9(f) to the Company’s consolidated interim financial statements included in its Form 6-K filed on November 23, 2012, contains further information regarding the reorganization of Metrogas and its impact on the Company.

With respect to its Liquids Production and Commercialization segment, the Company considered the impact of the enactment of Resolutions No. 1,982/11 and 1,991/11, which increased the tariff charge created by Presidential Decree No. 2,067/08 (together with Resolutions No. 1,982/11 and 1,991/11 the “tariff charge”), at the time the Company projected 2011 future cash flows for this segment.  In July 2012, TGS obtained a preliminary injunction providing that the Company is exempt from the billing and the payment of the tariff charge, which is described in Note 9(g) to the Company’s consolidated interim financial statements included in its Form 6-K filed on November 23, 2012.  The tariff charge did not impact management’s evaluation for impairment of the carrying value of our long-lived assets in the Gas Transportation segment.

Taking into account the above mentioned assumptions and considerations, TGS determined that the undiscounted future cash flows substantially exceeded the net carrying value of property, plant and equipment for its Gas Transportation segment and its Liquid Production and Commercialization segment.  Thus, the Company did not proceed to the second step of the ASC 360-10, and no impairment was recognized for the year ended December 31, 2011 or for the nine months ended September 30, 2012.

In response to the Staff’s comments, the Company will revise future disclosure to provide a comprehensive explanation describing the material assumptions considered with respect to its tariff situation.

2.

We note gas transportation revenues increased due to the revenues generated by fees. To provide investors and other users with material information that is necessary to an understanding of your operating performance, as well as its prospects for the future, please discuss the underlying reasons for the increase in your revenues. For instance, please explain and in future filings provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services and the underlying reasons for such changes.

The Company’s 2011 Form 20-F noted an increase in gas transportation revenues for the year ended December 31, 2011, mainly due to “fees received for the operation and maintenance of gas transportation assets owned by the gas trusts”, which referred to the Charge for Access and Use (“CAU”).  The CAU is explained in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” of the Company’s 2011 Form 20-F.

In 2004, the Argentine government established, through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, the framework for the creation of a trust fund (the “Gas Trust”) aimed at financing the expansion of the national gas transportation system.  Ownership of the works of the second expansion is vested in a Gas Trust fund and the investment is being financed by other gas trust funds, whose trustors are the gas producers and the shippers who have subscribed to the additional capacity.  In addition, as the expansion works come into service, the Company is in charge of their operation, maintenance and the rendering of firm transportation services.  For these services, the Company collects a monthly CAU.  The CAU is a charge created by ENARGAS to compensate the Company for the operation and maintenance services it provides, with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trust fund and the Company.  The CAU is paid by the clients who required additional transportation capacity and those who financed their expansions by means of advance payments, and is set by ENARGAS.  The CAU is less than the transportation tariff because the Company is not required to make any investment in the construction of this pipeline expansion.

In future filings, the Company will include in “Item 5. Discussion of Results of Operations” a brief mention of the financial impact of the CAU and a cross reference to “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” where the more detailed discussion is set forth.

3.

We note revenues from liquids production and commercialization increased for several reasons. In future filings, when you list multiple factors that contributed to changes in an income statement line item, you should quantify the impact of each factor that you discuss to provide your readers with better insight into the reasons behind the changes in your results.

In future filings, to the extent material, the Company will quantify the impact of each factor contributing to changes in an income statement line item that is discussed in “Item 5. Discussion of Results of Operations”.

4.

In both exhibits we note in paragraphs 2 and 3 you have replaced the word “report” with “annual report.” In paragraphs 4(c) and others you have replaced the word “company’s” with “registrant’s." In paragraph 4(a) of Ex. 12.2 you omitted the following language “or caused such disclosure controls and procedures to be designed under our supervision.” Your certification should be exactly as set forth in the Instructions as to Exhibits regarding Certifications in Form 20-F. Please revise your certification in future filings.

In future filings, the Company will include as Exhibits 12.1 and 12.2 the certifications exactly as set forth in the Instructions issued by the SEC regarding Certifications in Form 20-F.

5.

As described in Note 2.f, we note you value your inventories at replacement cost. This does not appear to be a cost based method. Please explain how you account for inventories under US GAAP and if the variation in accounting principles is material.

Under US GAAP in accordance with ASC 330 “Inventory”, inventories are valued at the lower of cost or realizable value.  Inventories consist of natural gas of TGS and third parties in the pipeline system, and liquids obtained from natural gas processing at the Cerri Complex, which have a high turnover.  For this reason, the Company considers that there is no difference between the cost and the replacement cost (which is determined as the monthly average price paid for the natural gas bought) of its inventories, and thus, TGS does not believe that there is a variation in accounting principles between Argentine GAAP and US GAAP.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address the questions raised in your letter.  Any questions with respect to the foregoing should be directed to Leandro Perez Castaño at +54 (11) 4865-9050 (extension 1153).

Sincerely,

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer